Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160047

PROSPECTUS

3,469,143 Shares

HILLTOP HOLDINGS INC.

Common Stock

(Par Value $0.01 Per Share)

To Be Offered by Holders of the Common Stock of

Hilltop Holdings Inc.

This prospectus relates to the public offering from time to time of up to 3,469,143 shares of our common stock held by the selling stockholders.  In accordance with the Registration Rights Agreements that we entered into with the selling stockholders, we agreed, subject to certain conditions, to register for resale the shares of common stock held by the selling stockholders.

The distribution of the shares of common stock by the selling stockholders is not subject to any underwriting agreement.  We will receive none of the proceeds from the sale of the shares offered by this prospectus.  All expenses of registration incurred in connection with this public offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholder.

The shares of common stock may be sold by the selling stockholders from time to time on The New York Stock Exchange, or NYSE, or any other national securities exchange or automated inter-dealer quotation system on which shares of our common stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Our common stock is listed on the NYSE under the symbol “HTH.”  The last reported price of our common stock on July 14, 2009, on the NYSE was $11.55 per share.  To preserve our net operating loss carryforwards, or NOLs, our charter limits the amount of common stock that may be owned by any single person or affiliated group to 4.9% of the outstanding shares and restricts the transferability of the shares under certain circumstances.

Investing in shares of our common stock involves risks.  See “Risk Factors” commencing on page 2 of this prospectus for a discussion of certain factors you should consider before buying shares of our common stock being offered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 15, 2009.

TRADEMARKS

This prospectus contains registered trademarks owned or licensed by persons other than us.

MARKET AND INDUSTRY DATA AND FORECASTS

Market and industry data and other statistical information and forecasts used throughout this prospectus and incorporated in this prospectus by reference are based on independent industry publications, government publications and reports by market research firms or other published independent sources. We have not sought or obtained the approval or endorsement of the use of this third-party information.  Some data also is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC.  Our SEC filings are available to the public from the SEC’s website at “www.sec.gov” and also are available from our website at “www.hilltop-holdings.com.”  You also may read and copy any document that we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with it, which means that we can disclose important information to you by referring you to those documents, including our annual, quarterly and current reports, that are considered part of this prospectus.  Information that we file subsequently with the SEC will automatically update and supersede this information.

We incorporate by reference the documents set forth below that we previously filed with the SEC.  These documents contain important information about us and our finances.

1.               Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

2.               Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2008;

3.               Quarterly Report on Form 10-Q for the three months ended March 31, 2009;

4.               Current Report on Form 8-K filed March 16, 2009;

5.               Current Report on Form 8-K/A filed March 26, 2009; and

6.               Description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating its description.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of this prospectus and prior to the termination of the offering of securities covered by this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of that document.  Any statement contained in this prospectus, or in any document incorporated, or deemed incorporated, by reference in this prospectus, shall be deemed to modify or supersede, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus, modifies or supersedes, that statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  We, however, are not incorporating by reference in this prospectus those portions of a report that are not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we will not incorporate by reference into a filing under the Securities Act of 1933 or the Exchange Act or into this prospectus those portions of any future reports filed on Form 8-K that are not deemed to be “filed” for purposes of Section 18 of the Exchange Act, regardless of any general incorporation language in those filings.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus.  You may request a copy of these filings (other than an exhibit to a filing, unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address:  General Counsel, Hilltop Holdings Inc., 200 Crescent Court, Suite 1330, Dallas, Texas 75201 or telephoning us at (214) 855-2177.

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SUMMARY

You should read the following summary together with the more detailed information regarding our company, our common stock and the financial statements and notes accompanying those financial statements appearing elsewhere in this prospectus or incorporated herein by reference.  Unless the context otherwise indicates, the words “we,” “our,” “ours,” “us” and the “Company” refer to Hilltop Holdings Inc., or Hilltop, Affordable Residential Communities LP, or ARC LP, and their respective subsidiaries, collectively.

Our Company

We are a holding company that is endeavoring to make opportunistic acquisitions or effect a business combination.  In connection with that strategy, we are identifying and evaluating potential targets on an ongoing basis.  In November 2008, we obtained a “shelf-charter” from the United States Comptroller of Currency, the administrator of national banks.  This shelf charter permits us to bid on government-assisted bank transactions.  At March 31, 2009, Hilltop and ARC LP, collectively, had approximately $736.0 million aggregate available cash and cash equivalents that may be used for this purpose.  No assurances, however, can be given that we will be able to identify suitable targets, consummate acquisitions or effect a combination or, if consummated, successfully integrate or operate the acquired business.

We also provide fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States through our wholly-owned property and casualty insurance holding company, NLASCO, Inc., or NLASCO.  We acquired NLASCO in January 2007.  NLASCO operates through its wholly-owned subsidiaries, National Lloyds Insurance Company, or NLIC, and American Summit Insurance Company, or ASIC.

NLASCO targets underserved markets that require underwriting expertise that many larger carriers have been unwilling to develop given the relatively small volume of premiums produced by local agents.  Within these markets, NLASCO attempts to capitalize on its superior local knowledge to identify profitable underwriting opportunities.  NLASCO believes that it distinguishes itself from competitors by delivering products that are not provided by many larger carriers, providing a high level of customer service and responding quickly to the needs of its agents and policyholders.  NLASCO applies a high level of selectivity in the risks it underwrites and uses a risk-adjusted return approach to capital allocation, which NLASCO believes allows it to consistently generate underwriting profits.

A.M. Best assigned NLIC a financial strength rating of “A” (Excellent) in May 2009 and ASIC a rating of “A-” (Excellent) in May 2009.  An “A” rating is the third highest of 15 rating categories used by A.M. Best, and an “A-” rating is the fourth highest of 15 rating categories.  Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance.  This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors.  This rating assignment is subject to the ability to meet A.M. Best’s expectations as to performance and capitalization on an ongoing basis, including with respect to management of liabilities for losses and loss adjustment expenses, and is subject to revocation or revision at any time at the sole discretion of A.M. Best.

Principal Executive Offices

Our principal executive offices are located at 200 Crescent Court, Suite 1330, Dallas, Texas 75201, and our telephone number at that address is (214) 855-2177.  Our website address is www.hilltop-holdings.com.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision.  The risks and uncertainties described below are not the only ones facing us.  Additional risks and uncertainties that we do not presently know, or that we currently deem immaterial, also may adversely affect our business operations.

If any of the risks actually occur, they could materially adversely affect our business, financial condition or results of operations.  In that case, the trading price of our common stock may decline.

Risks Related to Our Substantial Cash Position and Related Strategies for its Use

We intend to use a substantial portion of our available cash to make acquisitions or effect a business combination.

We are endeavoring to make opportunistic acquisitions or effect a business combination with a substantial portion of our available cash.  No assurances, however, can be given that we will be able to identify suitable targets, consummate acquisitions or effect a combination or, if consummated, successfully integrate personnel and operations.  Even if we identify suitable targets, we may not be able to make acquisitions or effect a combination on commercially acceptable terms, if at all.  The success of any acquisition or combination will depend upon, among other things, the ability of management and our employees to integrate personnel, operations, products and technologies effectively, to retain and motivate key personnel and to retain customers and clients of targets.  In addition, any acquisition or combination we undertake may involve certain other risks, including consumption of available cash resources, potentially dilutive issuances of equity securities and the diversion of management’s attention from other business concerns.  We also may need to make further investments to support the acquired or combined company and may have difficulty identifying and acquiring the appropriate resources.  There can be no assurance that any acquisition or combination we undertake will perform as expected.  We may enter, on our own and through acquisitions or a combination, into new lines of business or initiate new service offerings, whether related or unrelated to our insurance business.  Our success in any such endeavor will depend upon, among other things, the ability of management to identify suitable opportunities, successfully implement sound business strategies and avoid the legal and business risks of any new line of business or service offering and/or an acquisition related thereto.  There can be no assurance that we will be able to do any of the foregoing.  In addition, any such undertakings may result in additional costs without an immediate increase in revenues and may divert management’s attention from the operation and growth of our current lines of business.

Since we have not definitively selected a particular target business to acquire or combine with, you will be unable to ascertain the merits or risks of the industry or business in which we may ultimately primarily operate.

We may consummate an acquisition of, or effect a business combination with, a company in any industry and are not limited to any particular type of business.  Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately conduct our primary ongoing operations or the target business that we may ultimately acquire.  To the extent we complete an acquisition of, or business combination with, a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities.  If we complete an acquisition of, or effect a business combination with, an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry.  Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.  Even if we properly assess those risks, some of them may be outside of our control or ability to affect.

We may change our primary lines of business without stockholder approval, which may result in riskier lines of business than our current lines of business.

Depending on the structure of an acquisition or business combination, it may result in us conducting our primary operations in lines of business that are different from, and possibly more risky than, our current business without stockholder approval.

Resources could be expended in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others.  If a decision is made not to complete a specific acquisition or business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable.  Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate our acquisition or combination for any number of reasons, including those beyond our control, such as if the target’s or our stockholders do not approve the transaction.  Any such event will result in a loss to us of the related costs incurred, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Difficult market conditions have adversely affected the yield on our available cash.

Our primary objective is to preserve and maintain the liquidity of our available cash, while at the same time maximizing yields without significantly increasing risk.  The capital and credit markets have been experiencing volatility and disruption for more than twelve months. This volatility and disruption reached unprecedented levels, resulting in dramatic declines in interest rates and other yields relative to risk.  This downward pressure has negatively affected the yields we receive on our available cash to effectively zero.  If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will commence receiving a yield on our available cash.  Further, given current market conditions, no assurance can be given that we will be able to preserve our available cash.

Competition from other motivated purchasers may hinder our ability to consummate an acquisition in the near term.

We expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, special purpose acquisition companies, private equity funds, leveraged buyout funds, opportunity funds and other operating businesses competing for acquisitions.  Many of these entities are well established and have extensive experience in identifying and effecting acquisitions or business combinations directly or through affiliates.  Many of these competitors possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors.  While we believe that there are numerous potential target businesses that we could acquire with our available cash, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources.  This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses.  For these reasons, we cannot assure you that we will be able to effectuate an acquisition or business combination in the near term.

Following the consummation of an acquisition or business combination, we may be required to take write-downs or write-offs or restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.

Even if we conduct extensive due diligence on a target business that we acquire or with which we merge, we cannot assure you that this diligence will surface all material issues that may be present inside a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise.  As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in us reporting losses.  Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner inconsistent with our preliminary risk analysis.  Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities.  In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-acquisition debt financing.

We may issue additional shares of common or preferred stock to complete an acquisition or effect a combination or under an employee incentive plan after consummation of an acquisition or combination, which would dilute the interests of our stockholders and likely present other risks.

The issuance of additional shares of common or preferred stock:

•                  may significantly dilute the equity interest of our stockholders;

•                  may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;

•                  could cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards; and

•                  may adversely affect prevailing market prices for our common stock.

We may be unable to obtain additional financing to complete an acquisition or business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular acquisition or business combination.

Although we believe that our available cash will be sufficient to allow us to consummate an acquisition or effect a business combination, we cannot ascertain the exact capital requirements for any particular transaction because we have not yet definitively selected a target business.  If our available cash is insufficient, either because of the size of the acquisition or business combination or the depletion of available funds in search of a target business, we may be required to seek additional financing.  We cannot assure you that such financing will be available on acceptable terms, if at all.  To the extent that additional financing proves to be unavailable, if and when needed, to consummate an acquisition or effect a business combination, we would be compelled to either restructure the transaction or abandon that particular acquisition or business combination and seek an alternative target business candidate.  Even if we do not need additional financing to consummate an acquisition or effect a business combination, we may require such financing to fund the operations or growth of the target business.  The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target.

There may be tax consequences with respect to an acquisition or business combination that adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes, both to the acquired business and/or asset and us, such acquisition or business combination might not meet the statutory requirements of a tax-free reorganization, or the parties might not obtain the intended tax-free treatment upon a transfer of shares or assets.  A non-qualifying reorganization could result in the imposition of substantial taxes.

Our net operating loss and other carryovers may be limited if we undergo an ownership change.  Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership in us by more than 50 percentage points looking back over the prior three-year period.  If an ownership change occurs, our ability to use our net operating losses, or NOLs, to reduce income taxes is limited to an annual amount, or a Section 382 limitation, equal to the fair market value of our common stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the Internal Revenue Service, or IRS.  In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years within the carryforward period subject to the Section 382 limitation in each year.  Whether or not an ownership change occurs, the carryforward period for NOLs is either 15 or 20 years from the year in which the losses giving rise to the NOLs were incurred.  If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the unused portion of that NOL would be lost.  Our use of NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation (unless there were another ownership change after those NOLs arose).

Based on our knowledge of stockholder ownership of Hilltop, we do not believe that an ownership change has occurred since our initial public offering, or IPO, that would limit our post-IPO NOLs.  Accordingly, we believe that there is no annual limitation under Section 382 of the Internal Revenue Code, or the Code, imposed on our use of post-IPO NOLs to reduce future taxable income.  Our pre-IPO NOLs are subject to an annual limitation of approximately $17.0 million.

The determination of whether an ownership change has occurred, or will occur, is complicated, and therefore, no assurance can be provided as to whether an ownership change has occurred or will occur.  We have not obtained, and currently do not plan to obtain, an IRS ruling or opinion of counsel regarding our conclusions as to whether the pre-IPO NOLs or post-IPO NOLs are subject to any such limitations.  In addition, limitations imposed by Section 382 may prevent us from issuing additional shares of common stock to raise capital or to acquire businesses or properties.  To the extent not prohibited by our charter, we may decide in the future that it is necessary or in our best interest to take certain actions that could result in an ownership change.

Existing circumstances may result in several of our directors having interests that may conflict with our interests.

A director who has a conflict of interest with respect to an issue presented to our board will have no inherent legal obligation to abstain from voting upon that issue.  We do not have provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue, and we do not expect to add provisions in our charter and bylaws to this effect.  Although each director has a duty to act in good faith and in a manner he or she reasonably believes to be in our best interests, there is a risk that, should interested directors vote upon an issue in which they or one of their affiliates has an interest, their vote may reflect a bias that could be contrary to our best interests.  In addition, even if an interested director abstains from voting, the director’s participation in the meeting and discussion of an issue in which they have, or companies with which they are associated have, an interest could influence the votes of other directors regarding the issue.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities.  Our plan is to acquire, hold, operate and grow for the long-term one or more operating businesses in an industry that will strategically align with or complement our current operations. We do not plan to operate as a passive investor or as a merchant bank seeking dividends or gains from purchases and sales of securities.

If we were deemed to be an investment company under the Investment Company Act of 1940, or the 1940 Act, we would be required to become registered under the 1940 Act (or liquidate) and our activities would be subject to a number of restrictions, including, among others:

•                  corporate governance requirements and requirements regarding mergers and share exchanges;

•                  restrictions on the nature of our investments;

•                  restrictions on our capital structure and use of multiple classes of securities; and

•                  restrictions on our use of leverage and collateral,

each of which may make it difficult for us to consummate strategic acquisitions or effect a combination.

In addition, we may have imposed upon us burdensome requirements, including:

•                  registration as an investment company;

•                  adoption of a specific form of corporate structure; and

•                  reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations,

compliance with which would reduce the funds that we have available to consummate strategic acquisitions or a combination.

In order not to be regulated as an investment company under the 1940 Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in an initial business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities.”  Our business, in addition to our insurance operations, will be to identify and consummate an acquisition or business combination and, thereafter, to operate the acquired business or businesses for the long term.  We do not plan to buy businesses to be a passive investor.  We do not believe that our anticipated principal activities will subject us to the 1940 Act.  If we were deemed to be subject to the 1940 Act, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.

Risks Related to NLASCO’s Business and NLASCO’s Industry

Our management has limited prior experience operating an insurance company like NLASCO and, therefore, may have difficulty in successfully and profitably operating NLASCO or complying with regulatory requirements applicable to insurance companies.

Operating an insurance company is complex.  The insurance industry is highly competitive and has historically been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors.  In addition, insurance companies are subject to comprehensive regulation and supervision in those states in which they write insurance policies and in which they are domiciled.  Significant changes in the political and regulatory climate could result in changes in these laws and regulations and could make it more expensive or less profitable for us to manage an insurance company.  Because we could encounter difficulties in operating an insurance company and complying with regulatory requirements applicable to insurance companies, you should be especially cautious in drawing conclusions about the ability of our management team to execute its business strategies as they relate to NLASCO.

The occurrence of severe catastrophic events may have a material adverse effect on NLASCO, particularly because NLASCO conducts business in a concentrated geographic area.

NLASCO expects to have large aggregate exposures to natural and man-made disasters, such as hurricanes, hail, tornados, windstorms, floods, wildfires and acts of terrorism.  NLASCO expects that its loss experience, generally, will include infrequent events of great severity.  Hurricanes Dolly, Gustav and Ike, which occurred in 2008, are examples, as well as Hurricanes Katrina and Rita that occurred in 2005.  The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of these events with statistical certainty or estimate the amount of loss any given occurrence will generate.  Although NLASCO may attempt to exclude certain losses, such as terrorism and other similar risks, from some coverage that NLASCO writes, it may be prohibited from, or may not be successful in, doing so.  The extent of losses from a catastrophe is a function of both the total amount of policyholder exposure in the geographic area affected by the event and the severity of the event.  The occurrence of losses from catastrophic events may have a material adverse effect on NLASCO’s ability to write new business and on its financial condition and results of operations.  Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and NLASCO expects that these factors will increase the severity of losses in the future.  Factors that may influence NLASCO’s exposure to losses from these types of events, in addition to the routine adjustment of losses, include, among others:

•                  exhaustion of reinsurance coverage;

•                  increases in reinsurance rates;

•                  unanticipated litigation expenses;

•                  unrecoverability of ceded losses;

•                  impact on independent agent operations and future premium income in areas affected by catastrophic events;

•                  unanticipated expansion of policy coverage or reduction of premium due to regulatory, legislative and/or judicial action following a catastrophic event; and

•                  unanticipated demand surge related to other recent catastrophic events.

NLASCO’s insurance subsidiaries write insurance primarily in the States of Texas, Arizona, Tennessee, Oklahoma and Louisiana.  In 2008, Texas accounted for 74.4%, Arizona accounted for 9.0%, Tennessee accounted for 6.2%, Oklahoma accounted for 4.1%, Louisiana accounted for 2.3% and the other states we do business in accounted for the other 4.0% of our premiums.  As a result, a single catastrophe, destructive weather pattern, wildfire, terrorist attack, regulatory development or other condition or general economic trend affecting this region or significant portions of this region could adversely affect NLASCO’s financial condition and results of operations more significantly than other insurance companies that conduct business across a broader geographic area.  Although NLASCO purchases catastrophe reinsurance to limit its exposure to these types of catastrophes, in the event of one or more major catastrophes resulting in losses to it in excess of $200.0 million, NLASCO’s losses would exceed the limits of its reinsurance coverage.

NLASCO is exposed to claims related to severe weather and the occurrence of severe weather may result in an increase in claims frequency and exposure amount that could materially adversely affect its financial condition.

NLASCO is subject to claims arising out of severe weather, such as hurricanes, tornados, rainstorms, snowstorms, hailstorms, windstorms and ice storms, which may have a significant effect on its financial condition and results of operations.  The majority of its business is written in Texas, Arizona and Oklahoma, and Texas experienced two major hurricanes in 2008.  The incidence and severity of weather conditions are inherently unpredictable.  Some forecasters predict that the world is currently in a cycle of more numerous and more severe hurricanes.

Generally, NLASCO’s insured risks exhibit higher losses in the second and third quarters of the year due to a seasonal concentration of weather-related events in its primary geographic markets.  Although weather-related losses (including hail, high winds, tornadoes and hurricanes) can occur in any calendar quarter, the second quarter, historically, has experienced the highest frequency of losses associated with these events.  For example, for the last five years, the contribution of weather-related catastrophes to the consolidated second quarter net loss ratio was on average approximately 12.7 points greater than the average contribution of such catastrophes in the other three quarters.  Hurricanes, however, are more likely to occur in the third quarter of the year.

NLASCO incurred $83.1 million (including loss adjustment expenses) in gross catastrophic related losses for the year ended December 31, 2008.  During 2008, NLASCO’s net catastrophic loss experience was $13.0 million after reinsurance and decreases in net premiums earned due to reinsurance reinstatement premiums.  A substantial portion of the expense in 2008 relates to claims being paid or reserved on Hurricanes Dolly, Gustav and Ike.  NLASCO incurred $6.0 million (including loss adjustment expenses) in gross catastrophic related losses for the year ended December 31, 2007.  For the year ended December 31, 2007, NLASCO’s net catastrophic loss experience was $5.1 million after reinsurance.  Most of the expense in 2007 related to claims being paid or reserved on Hurricane Rita due to lawsuits filed in 2007.  For Hurricane Rita, all related reinsurance treaties are exhausted and we will not recoup any additional reinsurance on those paid claims.

Due to the inherent inability to accurately predict the severity and frequency of catastrophic losses, higher than expected catastrophic losses could materially adversely affect NLASCO’s financial condition.

NLASCO utilizes catastrophe modeling to assess its probable maximum insurance losses from hurricane and other wind/hail perils and to structure its catastrophe reinsurance program to minimize its exposure to high severity/high frequency types of losses.  Hurricanes Katrina and Rita highlighted the challenges inherent in predicting the impact of catastrophic events.  The catastrophe models, generally, failed to adequately project the financial impact of Hurricanes Katrina and Rita.  This experience highlights the limitations inherent in the use of modeling as a means of risk assessment/abatement.  If the exposure amount and frequency of catastrophe losses are higher than predicted under NLASCO’s modeling, NLASCO’s financial condition may be materially adversely affected.

NLASCO’s investment performance has suffered, and may further suffer, as a result of adverse capital market developments and other factors, which affect its financial results.

NLASCO invests the premiums it receives from policyholders until they are needed to pay policyholder claims or other expenses.  At March 31, 2009, NLASCO’s invested assets consisted of $122.7 million in fixed maturity securities and $7.3 million in equity securities.  During the three months ended March 31, 2009, NLASCO had $1.8 million of net investment income, representing 5.6% of NLASCO’s total revenues.  Although NLASCO’s investment policies stress diversification of risks, conservation of principal and liquidity, its investments are subject to a variety of investment risks, including those relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk.  In particular, the volatility of NLASCO’s claims may force it to liquidate securities, which may cause it to incur capital losses.  If NLASCO’s investment portfolio is not appropriately matched with its insurance liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover these liabilities.  Investment losses could significantly decrease its asset base and statutory surplus, thereby adversely affecting its ability to conduct business and potentially its A.M. Best financial strength rating.  Further, developments in the world’s financial and capital markets have adversely impacted the performance of NLASCO’s investments.  Additionally, inflation could increase beyond investment income.

The capital and credit markets have been experiencing volatility and disruption for more than twelve months.  This volatility and disruption has reached unprecedented levels, resulting in dramatic declines in prices.  This downward pressure has negatively affected the performance of NLASCO’s investments, which has resulted in the write down of several of those investments.  These write-downs, when determined to be other-than-temporary, reduce NLASCO’s earnings for that period.  If current levels of market disruption and volatility continue or worsen, there can be no assurances that we will not experience additional losses on our investments and reductions in our earnings.

NLASCO’s investment results may be adversely affected by interest rate changes.

NLASCO’s operating results are affected, in part, by the performance of its investment portfolio.  NLASCO’s investment portfolio contains instruments, such as bonds, that may be adversely affected by increases in interest rates.  Because bond trading prices decrease as interest rates rise, a significant increase in interest rates could have a material adverse effect on NLASCO’s financial condition and results of operations.  On the other hand, decreases in interest rates could have an adverse effect on NLASCO’s investment income and results of operations.  For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less.  Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond NLASCO’s control.

With respect to fixed-income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment.  Changes in interest rates can expose NLASCO to prepayment risks on these investments.  When interest rates fall, mortgage-backed securities typically are prepaid more quickly and the holder must reinvest the proceeds at lower interest rates.  NLASCO’s mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but NLASCO can make no assurances that it will invest in other mortgage-backed securities that contain this protection.  In periods of increasing interest rates, mortgage-backed securities typically are prepaid more slowly, which may require NLASCO to receive interest payments that are below the then prevailing interest rates for longer time periods than expected.

If NLASCO cannot price its business accurately, its profitability and the profitability of its insurance companies could be materially adversely affected.

NLASCO’s results of operations and financial condition depend on its ability to underwrite and set premium rates accurately for a wide variety of risks.  Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit.  To price its products accurately, NLASCO must:

•                  collect and properly analyze a substantial amount of data;

•                  develop, test and apply appropriate pricing techniques;

•                  closely monitor and recognize changes in trends in a timely manner; and

•                  project both severity and frequency of losses with reasonable accuracy.

NLASCO’s ability to undertake these efforts successfully, and price its products accurately, is subject to a number of risks and uncertainties, some of which are outside its control, including:

•                  the availability of sufficient reliable data and NLASCO’s ability to properly analyze available data;

•                  changes in applicable legal liability standards and in the civil litigation system generally;

•                  NLASCO’s selection and application of appropriate pricing techniques;

•                  NLASCO’s ability to obtain regulatory approval, where necessary;

•                  the uncertainties that inherently characterize estimates and assumptions; and

•                  NLASCO’s ability to obtain adequate premium rates to offset higher reinsurance costs.

Consequently, NLASCO could under-price risks, which would adversely affect its profit margins, or it could overprice risks, which could reduce its competitiveness and sales volume.  In either case, its profitability and the profitability of its insurance companies could be materially adversely affected.

If NLASCO’s actual losses and loss adjustment expenses exceed its loss and expense estimates, its financial condition and results of operations could be materially adversely affected.

NLASCO’s financial condition and results of operations depend upon its ability to assess accurately the potential losses associated with the risks that it insures.  NLASCO establishes reserve liabilities to cover the payment of all losses and loss adjustment expenses incurred under the policies that it writes.  These liability estimates include case estimates, which are established for specific claims that have been reported to NLASCO, and liabilities for claims that have been incurred but not reported, or IBNR.  Loss adjustment expenses represent expenses incurred to investigate and settle claims.  To the extent that losses and loss adjustment expenses exceed estimates, NLIC and ASIC will be required to increase their reserve liabilities and reduce their income before income taxes in the period in which the deficiency is identified.  In addition, increasing reserves causes a reduction in policyholders’ surplus and could cause a downgrade in the ratings of NLIC and ASIC.  This, in turn, could hurt its ability to sell insurance policies.

The liability estimation process for NLASCO’s casualty insurance coverage possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation than is the case with property coverages.  Unlike property losses, casualty losses are claims made by third-parties of which the policyholder may not be aware and, therefore, may be reported a significant time after the occurrence, including sometimes years later.  As casualty claims most often involve claims of bodily injury, assessment of the proper case estimates is a far more subjective process than claims involving property damage.  In addition, in determining the case estimate for a casualty claim, information develops slowly over the life of the claim and can subject the case estimation to substantial modification well after the claim was first reported.  Numerous factors impact the casualty case reserving process, such as venue, the amount of monetary damage, legislative activity, the permanence of the injury and the age of the claimant.

The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future.  Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and NLASCO expects that these factors will increase the severity of losses in the future.  As NLASCO observed in 2005, the severity of some catastrophic weather events, including the scope and extent of damage and the inability to gain access to damaged properties, and the ensuing shortages of labor and materials and resulting demand surge, provide additional challenges to estimating ultimate losses.  NLASCO’s liabilities for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs.  To the extent inflation causes these costs to increase above liabilities established for these costs, NLASCO expects to be required to increase its liabilities, together with a corresponding reduction in its net income in the period in which the deficiency is identified.

Estimating an appropriate level of liabilities for losses and loss adjustment expense is an inherently uncertain process.  Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the liability estimates reflected in NLASCO’s consolidated and combined financial statements.  Claims could exceed NLASCO’s estimate for liabilities for losses and loss adjustment expenses, which could have a material adverse effect on its financial condition and results of operations.

If NLASCO cannot obtain adequate reinsurance protection for the risks it underwrites, NLASCO may be exposed to greater losses from these risks or may reduce the amount of business it underwrites, which may materially adversely affect its financial condition and results of operations.

NLASCO uses reinsurance to protect itself from certain risks and to share certain risks it underwrites.  During 2008 and 2007, NLASCO’s personal lines ceded 17% and 11%, respectively, of its direct premiums written (primarily through excess of loss, quota share and catastrophe reinsurance treaties) and its commercial lines ceded 17% and 11%, respectively, of its direct premiums written (primarily through excess of loss and catastrophe reinsurance treaties).  The total cost of reinsurance, inclusive of per risk excess and catastrophe, increased 25% in the year ended December 31, 2008 due to two major catastrophes occurring in 2008.  This includes additional catastrophe limits purchased.  Reinsurance cost will likely materially increase, in part due to the frequency and severity of hurricanes and the lack of capacity in the reinsurance market.

From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they have considered adequate for their business needs.  Accordingly, NLASCO may not be able to obtain desired amounts of reinsurance.  Even if NLASCO is able to obtain adequate reinsurance, it may not be able to obtain it from entities with satisfactory creditworthiness or negotiate terms that it deems appropriate or acceptable.  Although the cost of reinsurance is, in some cases, reflected in NLASCO’s premium rates, NLASCO may have guaranteed certain premium rates to its policyholders.  Under these circumstances, if the cost of reinsurance were to increase with respect to policies for which NLASCO guaranteed the rates, NLASCO would be adversely affected.  In addition, if NLASCO cannot obtain adequate reinsurance protection for the risks it underwrites, it may be exposed to greater losses from these risks or it may be forced to reduce the amount of business that it underwrites for such risks, which will reduce NLASCO’s revenue and may have a material adverse effect on its results of operations and financial condition.

NLASCO could face unanticipated losses from war, terrorism and political unrest, and these or other unanticipated losses could have a material adverse effect on NLASCO’s financial condition and results of operations.

NLASCO has exposure to unexpected losses resulting from future man-made catastrophic events, such as acts of terrorism and political instability.  These risks are inherently unpredictable.  It is difficult to predict the timing of such events with statistical certainty or to estimate the amount of loss that any given occurrence will generate.  In certain instances, NLASCO specifically insures risks resulting from acts of terrorism.  Even in cases where NLASCO attempts to exclude losses from terrorism and certain other similar risks from some coverage it writes, NLASCO may be prohibited from, or may not be successful in, doing so.  Irrespective of the clarity and inclusiveness of policy language, a court or arbitration panel may limit the enforceability of policy language or otherwise issue a ruling adverse to NLASCO.  Accordingly, while NLASCO believes that its reinsurance programs, together with the coverage provided under the Terrorism Risk Insurance Act of 2002, the Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007, or, collectively, the Terrorism Act, are sufficient to reasonably limit its net losses relating to potential future terrorist attacks, its reserves may not be adequate to cover losses when they materialize.  Under the Terrorism Act, after an act of terrorism is certified by the Secretary of the Treasury, NLASCO may be entitled to be reimbursed by the Federal government for a percentage of subject losses, after an insurer deductible and subject to an annual cap.  The Terrorism Act covers an insurance company’s operations for up to 85% of its losses, subject to certain mandatory deductibles.  The deductible is calculated by applying the deductible percentage to the insurer’s direct earned premiums for covered lines from the calendar year immediately prior to the applicable year.  Although the Terrorism Act provides benefits in the event of certain acts of terrorism for losses in 2005 through 2014, the Terrorism Act may not be extended beyond 2014 or its benefits may be reduced.  It is not possible to completely eliminate NLASCO’s exposure to unforecasted or unpredictable events, and to the extent that losses from such risks occur, NLASCO’s financial condition and results of operations could be materially adversely affected.

If NLASCO’s reinsurers do not pay losses in a timely fashion, or at all, NLASCO may incur substantial losses that could materially adversely affect its financial condition and results of operations.

At March 31, 2009, NLASCO had $15.4 million in reinsurance recoverables, including ceded paid loss recoverables, ceded losses and loss adjustment expense recoverables and ceded unearned premiums.  NLASCO expects to continue to purchase substantial reinsurance coverage in the foreseeable future.  Since NLASCO remains primarily liable to its policyholders for the payment of their claims, regardless of the reinsurance it has purchased relating to those claims, in the event that one of its reinsurers becomes insolvent or otherwise refuses to reimburse NLASCO for losses paid, or delays in reimbursing NLASCO for losses paid, its liability for these claims could materially and adversely affect its financial condition and results of operations.  As an example, if one of NLASCO’s catastrophe reinsurers experienced financial difficulties following one of the major hurricanes in 2005 and had been unable to meet its obligations to NLASCO, NLASCO could have experienced difficulty in meeting its obligations to its policyholders.

NLASCO relies on independent insurance agents to distribute its products, and if the agents do not promote NLASCO’s products successfully, NLASCO’s results of operations and financial condition could be adversely affected.

NLASCO’s business depends, in large part, on the efforts of independent insurance agents to market its insurance products and on its ability to offer insurance products and services that meet the requirements of their customers.  While NLASCO strives to offer products that its agents require, NLASCO competes for business with other carriers based on the scope of coverage provided in its products, services, commissions and rates.  NLASCO’s competitors may offer coverage that is more attractive to particular customers than it offers for a specific product, may price their insurance products more aggressively, may offer higher agent commissions and may devote additional resources to improve their services.  Accordingly, NLASCO’s agents may find it easier to promote the programs of NLASCO’s competitors rather than NLASCO’s.  If NLASCO’s agents fail to, or choose not to, market NLASCO’s insurance products successfully, NLASCO’s growth may be limited and its financial condition and results of operations may be adversely affected.  Additionally, rather than utilizing an independent agent to buy their insurance, consumers may elect to deal with direct-writers or mass marketers who utilize the Internet to advertise and/or underwrite their business.  Industry developments that centralize and commoditize insurance products could be detrimental to NLASCO’s agency distribution model of doing business.

Because NLASCO relies on managing general agents to underwrite some of its products and to administer claims, such managing general agents could expose NLASCO to liability or allocate business away from NLASCO, which could cause NLASCO’s financial condition and results of operations to be adversely affected.

NLASCO has developed programs with managing general agents, or MGAs, whereby the MGA will, within the guidelines established by NLASCO, underwrite insurance policies on NLASCO’s insurance subsidiaries’ behalf with oversight by NLASCO.  A MGA is a person, firm or corporation that has supervisory responsibility for the local agency and field operations of an insurer in the state where it is organized or that is authorized by an insurer to accept or process, on the insurer’s behalf, insurance policies produced and sold by other agents.  While NLASCO exercises care in the selection of its MGA relationships and regularly audits the performance of its MGAs, NLASCO is at risk for their conduct as a result of the authority it has delegated to them.  If one of NLASCO’s MGAs binds NLASCO’s insurance subsidiaries to policies that expose it to unexpected losses or fails to appropriately report claims, NLASCO’s financial condition and results of operations could be adversely affected.  For example, if a terminated MGA fails to continue to appropriately report claims during the runoff period, then liabilities for losses and loss adjusted expenses could be deficient, which would impact NLASCO’s results of operations in future periods.  Furthermore, subject to contractual limitations, MGAs have the ability to change carriers or increase or decrease the allocation to a particular carrier.  A MGA might choose to change carriers or allocations for many reasons, such as pricing, service, conditions in the reinsurance market or a change in ownership of an MGA.

A decline in NLIC’s or ASIC’s financial strength ratings by A.M. Best could cause either of their sales or earnings, or both, to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies.  A.M. Best maintains a letter scale rating system ranging from “A++ (Superior)” to “F (In Liquidation)” to rate the financial strength of insurance enterprises. NLIC has been rated “A (Excellent)” by A.M. Best, which is the third highest of fifteen rating levels. ASIC has been rated “A- (Excellent)” by A.M. Best, which is the fourth highest.

Each of NLIC’s and ASIC’s financial strength rating is subject to periodic review by, and may remain the same, be revised downward or upward or be revoked at the sole discretion of, A.M. Best.  A decline in either NLIC’s or ASIC’s rating or an announced negative outlook on the rating can cause concern about their viability among agents, brokers and policyholders, resulting in a movement of business away from NLASCO and its insurance company subsidiaries to more highly-rated carriers.  In addition, the errors and omissions insurance coverage of many of NLASCO’s independent agents does not provide coverage if the covered agents sell policies from insurers with an A.M. Best financial strength rating of “B+ (Very Good)” or below.  As a result, the loss of NLIC’s or ASIC’s A.M. Best financial strength rating, or a reduction to “B+ (Very Good)” or worse, may adversely impact NLASCO’s ability to retain or expand its policyholder base.  Periodically, A.M. Best changes its rating methodology and practices.  Any change to the methodologies and practices could result in a reduction of NLIC’s or ASIC’s A.M. Best rating.

The failure of any of the loss limitation methods NLASCO employs could have a material adverse effect on its financial condition and results of operations.

At the present time, NLASCO employs a variety of endorsements to its policies that limit its exposure to known risks, such as exclusions for mold losses and water damage.  NLASCO’s policies also are not designed to provide coverage for claims related to exposure to potentially harmful products or substances, including, among others, lead paint and silica.  NLASCO’s homeowners policies, other than policies specifically written for flood coverage, specifically exclude coverage for losses caused by flood, but generally provide coverage for damage caused by wind.  In addition, NLASCO’s policies contain conditions requiring the prompt reporting of claims and its right to decline coverage due to late claim reporting.  NLASCO’s policies also include limitations restricting the period during which a policyholder may bring a breach of contract or other claim against it, which in many cases is shorter than the applicable statutory limitations for such claims.  It is possible that a court or regulatory authority could nullify or void, or legislation could be enacted modifying or barring, the use of endorsements and limitations in a way that would adversely affect NLASCO’s loss experience, which could have a material adverse effect on its financial condition and results of operations.

The effects of emerging claim and coverage issues on NLASCO’s business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge.  These issues may adversely affect NLASCO’s business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims.  In some instances, these changes may not become apparent until long after NLASCO has issued insurance policies that are affected by the changes.  As a result, the full extent of liability under NLASCO’s insurance policies may not be known until after a contract is issued.  Changes in other legal theories of liability under NLASCO’s insurance policies or the failure of any loss limitation it applies also could adversely impact NLASCO’s financial condition and results of operations.

Because NLASCO’s main source of premiums written is in Texas, unfavorable changes in the economic or regulatory environment in that state may have a material adverse effect on its financial condition and results of operations.

Texas accounted for approximately 74% of NLASCO’s direct premiums written in 2008 and 2007.  The Texas legislature, in its 2009 legislative session, is reviewing insurance regulation, which will likely result in changes to those regulations.  The loss of a significant amount of NLASCO’s premiums written in Texas, whether due to an economic downturn, competitive changes, regulatory or legislative developments or other reasons, could have a material adverse effect on its financial condition and results of operations.

If NLASCO is unsuccessful in competing against other competitors in the insurance industry, its financial condition and results of operations could be adversely affected.

The insurance industry is highly competitive and has, historically, been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors.  In the current market environment, competition in NLASCO’s industry is based primarily on the following:

•                  products offered;

•                  service;

•                  experience;

•                  the strength of agent and policyholder relationships;

•                  reputation;

•                  speed and accuracy of claims payment;

•                  perceived financial strength;

•                  ratings;

•                  scope of business;

•                  commissions paid; and

•                  policy and contract terms and conditions.

NLASCO competes with many other insurers, including large national companies who have greater financial, marketing and management resources than NLASCO.  Many of these competitors also have better ratings and market recognition than NLASCO.  NLASCO seeks to distinguish itself from its competitors by providing a broad product line and targeting those market segments that provide the best opportunity to earn an underwriting profit.

NLASCO also faces competition from entities that self-insure, primarily in the commercial insurance market.  From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance.

In addition, a number of new, proposed or potential industry developments also could increase competition in NLASCO’s industry.  These developments include, but are not necessarily limited to, changes in practices and other effects caused by the Internet (including direct marketing campaigns by NLASCO’s competitors in established and new geographic markets), which have led to greater competition in the insurance business and increased expectations for customer service.  These developments could prevent NLASCO from expanding its book of business.

NLASCO also faces competition from new entrants into the insurance market.  New entrants do not have historic claims or losses to address and, therefore, may be able to price policies on a basis that is not favorable to NLASCO.  New competition could reduce the demand for NLASCO’s insurance products, which could have a material adverse effect on its financial condition and results of operations.

The debt agreements of NLASCO and its controlled affiliates contain financial covenants and impose restrictions on its business.

The indenture governing NLASCO’s LIBOR plus 3.40% notes due 2035 contains restrictions on its ability to, among other things, declare and pay dividends and merge or consolidate.  In addition, this indenture contains a change of control provision, which provides that (i) if a person or group becomes the beneficial owner, directly or indirectly, of 50% or more of NLASCO’s equity securities and (ii) if NLASCO’s ratings are downgraded by a nationally recognized statistical rating organization (as defined in the Securities Exchange Act of 1934), then each holder of the notes governed by such indenture has the right to require that NLASCO purchase such holder’s notes, in whole or in part, at a price equal to 107.5% of the outstanding principal amount at any time prior to March 10, 2010, and at 100% of the outstanding principal amount thereafter.

NLIC’s surplus indentures governing its LIBOR plus 4.10% notes due 2033 and ASIC’s surplus indenture governing its LIBOR plus 4.05% notes due 2034 contain restrictions on dividends and mergers and consolidations.  In addition, NLASCO has other credit arrangements with its affiliates and other third-parties.

NLASCO’s ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions.  The breach of any of these restrictions could result in a default under the loan agreements or indentures governing the notes or under its other debt agreements.  An event of default under its debt agreements would permit some of its lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest.  If NLASCO were unable to repay debt to its secured lenders, these lenders could proceed against the collateral securing that debt.  In addition, acceleration of its other indebtedness may cause NLASCO to be unable to make interest payments on the notes.

Other agreements that NLASCO or its insurance company subsidiaries may enter into in the future may contain covenants imposing significant restrictions on their respective businesses that are similar to, or in addition to, the covenants under their respective existing agreements.  These restrictions may affect NLASCO’s ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

The regulatory system under which NLIC and ASIC operate, and potential changes to that system, could have a material adverse effect on their respective business activities.

NLIC and ASIC are subject to comprehensive regulation and supervision in those states in which they are domiciled and write insurance policies.  Though NLIC and ASIC currently write most of their policies in Texas, Arizona, Tennessee, Oklahoma and Louisiana, NLIC is licensed in 18 states and ASIC is licensed in 27 states.  Laws and regulations pertaining to NLIC and ASIC are generally administered by state insurance departments and relate to, among other things:

•                  standards of solvency, including risk-based capital measurements;

•                  restrictions on the nature, quality and concentration of investments;

•                  required methods of accounting;

•                  rate and policy form regulation and other market conduct; and

•                  potential assessments for the provision of funds necessary for covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

These state insurance departments also conduct periodic examinations of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters.  Current or future regulatory requirements may adversely affect or inhibit each of the insurance company’s ability to achieve some or all of its business objectives.

NLIC and ASIC may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in states where they are currently licensed or in new states they intend to enter, or they may be able to do so only at a significant cost.  In addition, they may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies, which could result in restrictions on their operating flexibility and could subject them to fines and other sanctions that may have a material adverse effect on their business.

Significant changes in the political and regulatory climate could result in changes in applicable laws and regulations and could make it more expensive or less profitable to manage their business.  In recent years, the United States insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered, or enacted, laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies.  Moreover, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators regularly reexamine existing laws and regulations and develop new laws.  For instance, the Texas legislature, in its 2009 legislative session, is reviewing insurance regulation, which will likely result in changes to those regulations.  Changes in laws and regulations, or their interpretation, could have a material adverse effect on the insurance companies’ financial condition and results of operations.

The activities of the insurance companies’ MGAs are subject to licensing requirements and regulation under the laws of the states in which they operate.  The insurance companies’ MGAs’ businesses depend on the validity of, and continued good standing under, the licenses and approvals pursuant to which they operate, as well as compliance with pertinent laws and regulations.

Company licensing laws and regulations vary from jurisdiction to jurisdiction.  In all jurisdictions, the applicable company licensing laws and regulations are subject to amendment or interpretation by regulatory authorities.  Generally, these authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals for various reasons, including the violation of law and conviction of crimes.  Other sanctions may include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to policyholders and fines.  Although NLASCO and its insurance subsidiaries endeavor to follow practices based on good faith interpretations of laws and regulations, or those generally followed by the industry, these practices may prove to be different from those that the regulatory authorities require.

If the states in which NLIC and ASIC write insurance drastically increase the assessments that insurance companies are required to pay, NLASCO’s and their financial condition and results of operations will suffer.

NLIC and ASIC are subject to a variety of taxes, fines, levies, license fees, tariffs and other assessments that may, from time to time, be material.  These assessments are made by the states in which NLIC and ASIC operate and include participation in residual market or involuntary risk plans in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers.  Due to this participation, NLIC and ASIC may be exposed to material losses.  They also are subject to assessments in the states in which they write insurance for various purposes, including the provision of funds necessary to fund the operations of various insurance guaranty associations, which pay covered claims under certain policies issued by impaired, insolvent or failed insurance companies.  These assessments are generally set based on an insurer’s percentage of the total premiums written in the relevant state within a particular line of business for the relevant time period.  For the year ended December 31, 2007, NLASCO paid no assessments.  For the year ended December 31, 2008, NLIC and ASIC, collectively, paid $1.3 million in assessments related to Hurricanes Dolly and Ike.  As NLIC’s and ASIC’s total premiums written grow, NLASCO’s share of any assessments may increase.  NLASCO, however, cannot predict with certainty the amount of future assessments, because these assessments depend on factors outside NLASCO’s control, such as the insolvencies of other insurance companies, the market shares of other insurance companies writing in a particular state and the degree to which other companies write in coastal areas.

NLASCO is subject to assessments from the Georgia Underwriting Association, Louisiana Citizens Property Insurance Corporation, or LCPIC, Mississippi Windstorm Underwriting Association, or MWUA, the Texas FAIR Plan Association and the Texas Windstorm Insurance Association, or TWIA.

LCPIC, MWUA and TWIA have estimated plan losses due to losses incurred from the hurricanes that struck Louisiana and Texas in the third quarter of 2005, and are thereby able to levy regular and emergency assessments to participating companies and policyholders, respectively.  NLASCO does not expect that these assessments will have a net financial statement impact, as all these assessments are recoverable (subject to treaty limits) under its reinsurance treaties.  Further, NLASCO may be able to recoup a regular assessment through a surcharge to policyholders.  These recoupments will be refunded to reinsurers as the related premiums are written and collected.  NLASCO is required to collect emergency assessments directly from residential property policyholders and remit them to LCPIC as they are collected.

NLASCO continues to monitor developments with respect to various state facilities, such as the Georgia Underwriting Association, LCPIC, MWUA, the Texas FAIR Plan Association and the TWIA.  The ultimate impact of Hurricanes Katrina, Rita, Dolly and Ike on these facilities is currently uncertain, but could result in the facilities recognizing a financial deficit different than the level currently estimated.  They may, in turn, have the ability to assess participating insurers when financial deficits occur.  NLASCO will not, however, incur any net expense or loss from any of these assessments due to reinsurance recoveries.

NLASCO may be subject to high retaliatory taxes in several states as a result of its multistate operations, which could have a material adverse impact on its financial condition and results of operations.

Nearly all states impose a retaliatory tax on insurers operating in their state that are domiciled in another state.  Retaliatory taxes are based on the principle that if the aggregate taxes, fees and obligations imposed by an insurer’s domiciliary state are greater than the aggregate taxes, fees and obligations imposed by the taxing state, then the difference is payable to the taxing state as a retaliatory tax.  For example, the State of Texas imposes various premium-based taxes that, in the aggregate, total approximately 2.0% of gross written premiums in Texas.  The State of Illinois imposes various premium-based taxes that, in the aggregate, total approximately 0.5% of gross written premiums in Illinois.  The Illinois retaliatory tax provisions would require a Texas-domiciled insurer operating in Illinois to pay the 0.5% aggregate Illinois taxes plus a 1.5% incremental amount, which represents the difference between the Texas effective rate and the Illinois effective rate.  Thus, a Texas-domiciled insurer would pay a 2.0% effective tax in Illinois, while an Illinois-domiciled insurer would only pay a 0.5% effective tax.  Insurance companies with multistate operations, like NLASCO, may find themselves subject to high retaliatory taxes in several states, which could have a material adverse impact on NLASCO’s financial condition and results of operations.

NLASCO’s ability to meet ongoing cash requirements and pay dividends may be limited by its holding company structure and regulatory constraints.

NLASCO operates as a holding company.  Dividends and other permitted payments from its operating subsidiaries are expected to be its primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to Hilltop.  NLIC and ASIC are subject to significant regulatory restrictions and limitations under debt agreements limiting their ability to declare and pay dividends, which could, in turn, limit NLASCO’s ability to meet its ongoing cash requirements, including any future debt service payments and other expenses, or to pay dividends.

Current legal and regulatory activities, investigations, litigation proceedings or other activities relating to the insurance industry, including investigations into contingent commission arrangements and insurance quotes regarding NLIC and ASIC, could affect NLASCO’s business, financial condition and results of operations.

The insurance industry has experienced substantial share price volatility as a result of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry.  These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed and the solicitation and provision of fictitious inflated or mischaracterized quotes for insurance coverages.  During the year ended December 31, 2008, NLASCO accrued less than three percent of its gross written premiums to its independent agents pursuant to contingent commission contracts.

NLASCO is unable to predict the potential effects, if any, that these investigations may have upon these arrangements in particular or upon the insurance markets and industry business practices in general or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting.  Any of the foregoing could materially and adversely affect its business, financial condition and results of operations.

NLIC and ASIC are subject to periodic financial and market conduct examinations by state insurance departments.  If these examinations identify significant findings or recommend significant changes to its operations, either insurance company could lose its licenses or its financial condition and results of operations could be affected.

The insurance departments in every state in which NLASCO’s insurance companies do business may conduct on-site visits and examinations at any time and generally for any purpose, including the review of NLASCO’s insurance companies’ financial condition, market conduct and relationships and transactions with affiliates.  In addition, the Texas Department of Insurance will conduct comprehensive examinations of NLASCO’s insurance companies every three to five years.  NLIC’s last regulatory exam was a full scope financial examination by the Texas Department of Insurance covering the period from January 1, 2002 through December 31, 2006, including material transactions and/or events occurring after December 31, 2006.  ASIC’s last regulatory exam was a full scope financial examination by the Texas Department of Insurance covering the period from January 1, 2004 through December 31, 2006, including certain material transactions and/or events occurring after December 31, 2006.  Neither examination resulted in any significant regulatory compliance issues being raised by the Texas Department of Insurance.

While there were no material adverse findings or recommended changes to NLASCO’s or its insurance company subsidiaries’ operations identified in the recently completed financial examinations conducted by the departments of insurance, there can be no assurance that there will not be adverse findings or recommended changes identified by these or other state insurance departments in the future.  In addition, significant adverse findings could lead to a revocation of NLASCO’s or its insurance company subsidiaries’ licenses.  Any adverse findings or recommended changes resulting from such financial examinations, or from any future examinations, could have a material adverse effect on NLASCO’s or its insurance company subsidiaries’ financial condition and results of operations.

NLASCO is in the process of implementing a new information technology system that could cause substantial business interruption.

We are in the process of designing and implementing a new information technology system and are investing significant financial and personnel resources into this project.  There is no assurance, however, that the design will meet our current and future business needs or that it will operate as designed. We are heavily dependent on computer systems, and any significant failure or delay in the system implementation, if encountered, would cause a substantial interruption to our business and additional expense that could result in an adverse impact on our operating results, cash flows and financial condition.

Failures in NLASCO’s current electronic underwriting system could adversely affect its financial condition and results of operations.

NLASCO’s Internet-based Policy Agency Claim System, or PACS, was primarily developed in-house.  PACS is fully integrated and is able to process quotes, policy issuance, billings, payments and claims.  The system is designed for ease of use by agents and employees.  PACS has been an integral part of NLASCO’s success.  Almost all applications are submitted online.  Problems or errors of which NLASCO is not currently aware may have occurred in connection with the installation, upgrading or maintenance of this system or any of its other systems or may result from a major physical disaster or other calamity that causes damage to NLASCO’s systems generally.  A loss of PACS or any of NLASCO’s other systems for a sustained period of time could have an adverse impact on its financial condition and results of operations.

Failure to develop an adequate knowledge transfer or a succession plan for NLASCO’s information technology personnel could adversely affect its financial condition and results of operations.

The success of PACS and NLASCO’s new and other systems depend heavily on the incumbent information technology team that developed or implemented the system.  A loss of key members of this team without adequate knowledge transfer or a succession plan could disrupt NLASCO’s operations and adversely affect its results of operations.

Claims by third-parties that NLASCO infringes their proprietary technology could adversely affect NLASCO’s financial condition and results of operations.

If NLASCO discovers that any of its products or technology that it licenses from third-parties violates third-party proprietary rights, NLASCO may not be able to reengineer its products or obtain a license on commercially reasonable terms to continue using the products or technology without substantial reengineering, or to otherwise modify programs.  In addition, product and technology development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending for similar technologies, many of which are confidential when filed.  In addition, much of the software used by NLASCO may be used subject to a licensing agreement, and NLASCO’s failure to comply with the terms for usage under any such licensing agreement could subject it to claims that could adversely impact its business.  Although NLASCO sometimes may be indemnified by third-parties against claims that licensed third-party technology infringes proprietary rights of others, this indemnity may be limited, unavailable or, where the third party lacks sufficient assets or insurance, ineffective.  NLASCO currently does not have liability insurance to protect against the risk that its technology or future licensed third-party technology infringes the proprietary rights of others.  Any claim of infringement, even if invalid, could cause NLASCO to incur substantial costs defending against the claim and could distract its management from the business.  Furthermore, a party making such a claim could secure a judgment that requires NLASCO to pay substantial damages.  A judgment also could include an injunction or other court order that could prevent NLASCO from using the products and technologies.  Any of these events could have a material adverse effect on NLASCO’s business, operating results and financial condition.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

From time to time, NLASCO may engage in discussions regarding potential acquisitions, including potential acquisitions that could be material to its financial condition and results of operations.  NLASCO may acquire whole businesses or books of business that fit its underwriting competencies from insurance companies, MGAs and other agents.  In addition, NLASCO may expand its business, product offerings and policyholder base by acquiring businesses in areas in which NLASCO has limited operating experience.  The process of integrating an acquired company or book of business may create unforeseen operating difficulties and expenditures.  In particular:

•                  NLASCO has achieved its prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by its competitors. NLASCO may not be able to successfully implement its underwriting, claims management, pricing and product strategies in companies or books of business it acquires;

•                  NLASCO may not be able to retain the agents associated with acquired businesses and, as a result, may fail to realize the anticipated potential benefits of the acquisition;

•                  NLASCO could be required to implement or remediate controls, procedures and policies for an acquired privately-held company that prior to acquisition may not have been required;

•                  An acquisition could present cultural challenges associated with integrating employees from the acquired company into the organization, which could result in a loss of employees from the businesses NLASCO acquires and other adverse consequences;

•                  NLASCO’s management may have to divert its time and energy from operating the business to integration challenges;

•                  NLASCO could have no prior experience operating the type of business that it acquires, which could create difficulties and result in NLASCO failing to realize many of the anticipated potential benefits of the acquisition; and

•                  An acquisition could dilute NLASCO’s book value per share or after-tax return on average equity.

The anticipated benefits of any acquisition may not materialize.  Future acquisitions could result in the incurrence of debt or an assumption of inadequate liabilities for losses and loss adjusted expenses or claims management structures, any of which could harm NLASCO’s financial condition.  Future acquisitions may require NLASCO to obtain additional financing, which may not be available on favorable terms or at all.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our charter and insurance laws contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Ownership Limit.  In order to reduce the risk of an ownership change in the future, our charter restricts certain acquisitions of our securities in order to preserve the benefit of our NOLs.  The charter generally prohibits any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition of our shares of stock or warrants, rights or options to purchase our stock or any other interests that would be treated as our stock under the income tax regulations promulgated under the Internal Revenue Code of 1986, as amended, if as a result of such sale, transfer, assignment, conveyance, pledge or other disposition any person or group would beneficially own five percent or more of the market value of the total outstanding shares of our common stock or the percentage of our common stock owned by a five percent or greater stockholder would be increased.  Beneficial ownership is determined utilizing Treasury Regulation Section 1.382-2T(g).  The transfer restrictions were implemented in January 2007, and we expect that the restrictions will remain in force as long as the NOLs are available.  We cannot assure you, however, that these restrictions will prevent an ownership change.  If any of our stockholders increase their beneficial ownership percentage in our common stock through future acquisitions, there is an increased possibility that the provisions under the charter may be triggered.  Any attempted transfer of shares in violation of the charter prohibitions will be void, and the intended transferee will not acquire any right in those shares.  We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve our NOLs, including refusing to recognize any transfer of stock in violation of our charter.  These ownership and transfer restrictions of our charter may have the effect of discouraging or preventing a third party from attempting to gain control of us without the approval of our board of directors.  Accordingly, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our board of directors.

Authority to Issue Additional Shares. Under our charter, our board of directors may issue up to an aggregate of ten million shares of preferred stock without stockholder action.  The preferred stock may be issued, in one or more series, with the preferences and other terms designated by our board of directors that may delay or prevent a change in control of us, even if the change is in the best interests of stockholders. As of March 31, 2009, we had outstanding five million shares of our 8.25% Series A cumulative redeemable preferred stock.

Insurance Laws.  NLIC and ASIC are domiciled in the State of Texas.  Before a person can acquire control of an insurance company domiciled in Texas, prior written approval must be obtained from the Texas Department of Insurance.  Acquisition of control would be presumed on the acquisition, directly or indirectly, of ten percent or more of Hilltop’s outstanding voting stock, unless the regulators determine otherwise.  Prior to granting approval of an application to acquire control of a domestic insurer, the Texas Department of Insurance will consider several factors, such as:

•                  the financial strength of the acquirer;

•                  the integrity and management experience of the acquirer’s board of directors and executive officers;

•                  the acquirer’s plans for the management of the insurer;

•                  the acquirer’s plans to declare dividends, sell assets or incur debt;

•                  the acquirer’s plans for the future operations of the domestic insurer;

•                  the impact of the acquisition on continued licensure of the domestic insurer;

•                  the impact on the interests of Texas policyholders; and

•                  any anti-competitive results that may arise from the consummation of the acquisition of control.

These laws may discourage potential acquisition proposals of Hilltop and may delay, deter or prevent a change of control of Hilltop, including transactions that some or all of our stockholders might consider desirable.

Future issuances of shares of common stock may adversely affect the price of our common stock.

The future issuance of a substantial number of shares of common stock into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common stock.  A decline in the price of our common stock could make it more difficult to raise funds through future offerings of our common stock or securities convertible into common stock.

Our common stock price may experience substantial volatility, which may affect your ability to sell our common stock at an advantageous price.

Price volatility of our common stock may affect your ability to sell our common stock at an advantageous price.  Market price fluctuations in our common stock may be due to acquisitions, dispositions or other material public announcements, including those regarding dividends or changes in management, along with a variety of additional factors, including, without limitation, other risks identified in “Forward-looking Statements” and these “Risk Factors.”  In addition, the stock markets in general, including the NYSE, have experienced extreme price and trading fluctuations.  These fluctuations have resulted in volatility in the market prices of securities that often have been unrelated or disproportionate to changes in operating performance.  These broad market fluctuations may adversely affect the market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

We are organized under Maryland law, which provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances.  In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and that is material to the cause of action.  Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law.  As a result, our stockholders and we may have more limited rights against our directors and officers than might otherwise exist under common law.  In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this prospectus that address results or developments that we expect or anticipate will or may occur in the future, where statements are preceded by, followed by or include the words “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases, including such things as our business strategy, our financial condition, our litigation, our efforts to make strategic acquisitions, our liquidity and sources of funding, our capital expenditures, our products, market trends, operations and business, are forward-looking statements.

These forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us.  These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us.  If an event occurs or further changes, our business, business plan, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.  These risks, along with the risks disclosed in the section of this prospectus titled “Risk Factors” beginning on page 2 and the following factors, could cause actual results to vary from our forward-looking statements:

•                  changes in the acquisition market;

•                  our ability to find and complete strategic acquisitions with suitable merger or acquisition candidates or find other suitable ways in which to invest our capital;

•                  the adverse impact of external factors, such as changes in interest rates, inflation and consumer confidence;

•                  our corporate debt ratings;

•                  the condition of capital markets;

•                  actual outcome of the resolution of any conflict;

•                  our ability to use net operating loss carryforwards to reduce future tax payments;

•                  the impact of the tax code and rules on our financial statements;

•                  failure of NLASCO’s insurance subsidiaries to maintain their respective A.M. Best ratings;

•                  failure to maintain NLASCO’s current agents;

•                  lack of demand for insurance products;

•                  cost or availability of adequate reinsurance;

•                  changes in key management;

•                  severe catastrophic events in our geographic area;

•                  failure of NLASCO’s reinsurers to pay obligations under reinsurance contracts;

•                  failure of NLASCO to maintain sufficient reserves for losses on insurance policies;

•                  failure to successfully implement NLASCO’s new information technology system; and

•                  failure of NLASCO to maintain appropriate insurance licenses.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized, or even substantially realized, and that they will have the expected consequences to or effects on us and our business or operations.  Forward-looking statements made in this prospectus speak as of the date of this prospectus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the securities offered by this prospectus.  We will not receive any proceeds from the sale of these securities.  We will bear all expenses incident to the registration of the securities under the Federal and state securities laws, other than expenses incident to the delivery of the securities to be sold by the selling stockholders.  Any transfer taxes payable on these securities and any commissions and discounts payable to underwriters, agents or broker-dealers will be paid by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders and

•                  the number of shares of common stock beneficially owned by each selling stockholder;

•                  the maximum number of shares of common stock that may be offered by this prospectus for the account of each selling stockholder; and

•                  the amount and percentage of common stock that would be owned by each selling stockholder after completion of the offering, assuming the sale of all of the common stock that may be offered by this prospectus.

Selling Security Holder	Beneficially Owned Prior to the Offering (1)	Benefically Owned Which May Be Sold Hereunder	Beneficially Owned After the Offering (2)	% of Outstanding Common Stock Beneficially Owned After the Offering (3)

Flexpoint Fund, L.P. (4)	2,250,263	2,250,263	—	—%
C. Clifton Robinson (5)	1,218,880	1,218,880	—	—%

(1)   Beneficial ownership as of June 1, 2009, for all selling stockholders, based upon information provided by the selling stockholder.

(2)   Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(3)   Based on 56,475,959 shares of Hilltop common stock outstanding on June 1, 2009.  Shares issuable under instruments to purchase, or exchangeable into, Hilltop common stock that are currently exercisable or exchangeable, as applicable, within 60 days of June 1, 2009, are treated as if outstanding for computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(4)   Gerald J. Ford, who is our Chairman of the Board and the beneficial owner of approximately 26.7% of our common stock, is a general partner of Hunter’s Glen/Ford Ltd.  Hunter’s Glen/Ford Ltd. is a limited partner of Flexpoint Fund, L.P., having committed $50 million of funding to Flexpoint Fund, L.P.’s total committed funding of $225 million. As a limited partner of Flexpoint Fund, L.P., Hunter’s Glen/Ford Ltd. is pari passu with all other limited partners of Flexpoint Fund, L.P. and has no financial interest in, or management authority of, Flexpoint Partners, LLC, the entity that manages Flexpoint Fund, L.P.  Flexpoint Partners, LLC has sole voting and dispositive power with respect to the shares of common stock held by the selling stockholder.  Flexpoint Partners, LLC and Don Edwards, as managing member of Flexpoint Partners, LLC and in such capacity, may, for the purposes of Rule 13d-3 promulgated under the Exchange Act, be deemed to be the beneficial owner of all such shares of common stock.  Each of Flexpoint Partners, LLC and Mr. Edwards disclaim any beneficial ownership of such shares, except to the extent of the pecuniary interest therein.

(5)   Mr. Robinson is a member of our board of directors and the Chairman of the Board of NLASCO, Inc., one of our wholly-owned subsidiaries.  We purchased NLASCO, Inc. from Mr. Robinson on January 31, 2007.  In connection with that acquisition, we entered into an employment agreement, non-competition agreement, a lock-up agreement and a registration rights agreement with Mr. Robinson.  NLASCO also leases office space from Mr. Robinson and his affiliates under three separate lease agreements.

Summary of Transactions Resulting in Issuances of Shares to Selling Stockholders

C. Clifton Robinson.  ARC Insurance Holdings Inc., or Holdings, a subsidiary of us, on the one hand, and C. Clifton Robinson, C.C. Robinson Property Company, Ltd. and The Robinson Charitable Remainder Unitrust, on the other hand, entered into a Stock Purchase Agreement, dated as of October 6, 2006, or the NLASCO Agreement.  Pursuant to the NLASCO Agreement, on January 31, 2007, Holdings acquired all of the outstanding shares of capital stock of NLASCO.  In exchange for the NLASCO stock, NLASCO’s shareholders, consisting of C. Clifton Robinson and affiliates, as specified above, received $105.75 million in cash and 1,218,880 shares of Hilltop common stock issued to Mr. Robinson, for a total consideration of $122.0 million.  The shares of Hilltop common stock were issued in accordance with the Stock Purchase Agreement, which was a privately negotiated transaction, and were not registered under the Securities Act of 1933.  We, however, agreed to register the shares for resale pursuant to a Registration Rights Agreement.  The parties also entered into several ancillary agreements, including a non-competition agreement, a release, employment agreements and a share lock-up agreement.

Flexpoint Fund, L.P.  As one of the sources of funding for the cash portion of the NLASCO acquisition, on October 6, 2006, we entered into a Stock Purchase Agreement with Flexpoint Fund, L.P., a fund managed by Flexpoint Partners, LLC.  In accordance with this agreement, Flexpoint Fund, L.P. purchased $20.0 million of Hilltop common stock at the leading ten-day average market price of our common stock on the date the agreement was signed, subject to certain anti-dilution provisions.  In accordance with this agreement, we issued Flexpoint Fund, L.P., 2,154,763 shares of Hilltop common stock, including 67,080 shares of common stock issued pursuant to the anti-dilution provisions triggered by the rights offering conducted by us.  The shares of Hilltop common stock were issued in accordance with the Stock Purchase Agreement, which was a privately negotiated transaction, and were not registered under the Securities Act of 1933.  We, however, agreed to register the shares for resale pursuant to a Registration Rights Agreement.  The additional 95,500 shares owned by Flexpoint Fund, L.P. were purchased in the open market.

        Except as otherwise set forth in, or incorporated by reference into, this prospectus, the selling stockholders have not, within the past three years, had any position, office or other material relationship with us.

PLAN OF DISTRIBUTION

Distribution by Selling Stockholders

We are registering the shares of our common stock covered by this prospectus for the selling stockholders.  As used in this prospectus, “selling stockholder” includes the donees, transferees or others who may later hold the selling stockholder’s interests.  The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  The selling stockholders may, from time to time, sell all or a portion of their shares of common stock on the NYSE or on any national securities exchange or automated inter-dealer quotation system on which our common stock may then be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices.  One or more underwriters, on a firm commitment or best efforts basis, may sell the shares of common stock directly or through brokers or dealers or in a distribution.  The methods by which the shares of common stock may be sold include:

•                  a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this prospectus;

•                  ordinary brokerage transactions and transactions in which the broker solicits purchasers or through marketmakers;

•                  transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part, and

•                  privately negotiated transactions.

In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

For sales to or through broker-dealers, these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser of the shares, or both.  We have advised the selling stockholders that the anti-manipulative provisions of Regulation M under the Exchange Act may apply to their sales in the market and have informed them that they must deliver copies of this prospectus.  We are not aware, as of the date of this prospectus, of any agreements between any of the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock covered by this prospectus.

The selling stockholders and any broker-dealers or agents participating in the distribution of our securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any broker-dealer or agent and profit on any resale of shares of common stock may be deemed to be underwriting commissions under the Securities Act.  The commissions received by a broker-dealer or agent may be in excess of customary compensation.  If a selling stockholder is deemed to be an “underwriter,” the selling stockholder may have liability for the accuracy of the contents of this prospectus under the Securities Act.

At a time a particular offer of shares is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

In connection with distributions of the selling stockholders’ shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the arrangement.  These broker-dealers may engage in short sales of shares or other transactions in the course of hedging the positions assumed by them or otherwise.  The selling stockholders also may:

•                  sell shares short and redeliver shares to close out short positions;

•                  enter into option or other transactions with broker-dealers or others that may involve the delivery to those persons of the shares, and broker-dealers may resell those shares pursuant to this prospectus; and

•                  pledge the shares to a broker-dealer or others and, upon a default, these persons may affect sales of the shares pursuant to this prospectus.

We have advised the selling stockholders that open positions in shares of common stock covered by this prospectus prior to the registration statement, of which this prospectus is a part, being declared effective by the SEC may constitute a violation of Section 5 of the Securities Act.

In order to comply with securities laws of certain states, if applicable, the shares of our common stock may be sold only through registered or licensed brokers-dealers.

The selling stockholders will be subject to applicable provisions of the Exchange Act and its rules and regulations, including Rule 102 under Regulation M.  These provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.  Rule 102 under Regulation M provides, with certain exceptions, that it is unlawful for a selling stockholder or its affiliated purchaser to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M.  All of the foregoing may affect the marketability of our common stock.

With the exception of 95,500 shares of common stock owned by Flexpoint Fund, L.P., all of the shares offered pursuant to this prospectus consist of common stock issued to the selling stockholders in private transactions exempt from the registration requirements of the Securities Act.

Pursuant to the terms of the registration rights agreements entered into by and between the selling stockholders and us, the selling stockholders will pay their costs and expenses of selling the shares offered by this prospectus, including commissions and discounts of underwriters, brokers, dealers or agents, and we have agreed to pay the costs and expenses incident to the registration and qualification of the shares offered by this prospectus, including applicable filing fees, legal and accounting fees and expenses.  In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities arising under the Securities Act.

We will receive none of the proceeds from the sale of the shares of common stock by the selling stockholders.

The selling stockholders may elect to sell all, a portion or none of the shares offered by this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland.

EXPERTS

The financial statements, financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

3,469,143 Shares

Common Stock

PROSPECTUS

HILLTOP HOLDINGS INC.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholder.  Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date of this prospectus.  This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.